GREEN MAMA, LLC

FORM C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations.

§227.201(A) – BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Green Mama, LLC
State of Organization	Colorado
Date Company Was Formed	March 27th, 2019
Kind of Entity	Limited Liability Company
Street Address	70 Walden St. Unit 1R, Cambridge MA, 02140
Website Address	www.cambridgefoodlab.com

§227.201(B) – DIRECTORS AND OFFICERS OF THE COMPANY

Name	Jose Barriga	
All positions with the Company and How Long for Each Position	Position Founder & CEO	How Long Since Incorporation
Business Experience During Last Three Years	Director of Cambridge Food Labs	
Principal Occupation During Last Three Years	Director of Cambridge Food Labs	
Has this Person Been Employed by Anyone Else During the Last Three Years?	Yes	



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If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	Name Cambridge Food Lab	Business Consulting

§227.201(C) – EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Name	**Jose Barriga**

§227.201(D) – THE COMPANY'S BUSINESS AND BUSINESS PLAN

THE OPPORTUNITY

Green Mama is a unique concept of a vegetarian restaurant with a strong avocado component. Green Mama will be the first avocado bar option in Massachusetts. As a way to secure a solid revenue stream, Green Mama will also have a variety of vegetarian bowls. This with the intention to have a second revenue option in case there are issues with the avocado market distribution.

Green Mama is located in an area mostly populated by middle and upper-middle-class Millennials, young professionals and Tufts University students open to spending money on healthy and well-branded food. Our proposal is to change the restaurant model of House of Tibet into a casual vegetarian restaurant with a strong avocado component. The restaurant is located in 235 Holland Ave, Somerville, just four blocks from the Davis Sq T station and Davis Sq.

Green Mama is acquiring the former House of Tibet location, enabling use of a pre-built space with minimum structural changes required to avoid large expenditures and time-intensive re-permitting cycles. The idea of creating a new space follows two principles:

● Aesthetics: develop a 'fresh' and welcoming space where lighting is strong. For this we'll replace the current lighting with a large amount of LED (low electric consumption), the space will be repainted in white or a light color, a large number of plants will be added and the floor will be replaced with an inexpensive but strong wood flooring option. We are looking to develop a clear, well-lighted and welcoming space. Also, the menu will be handwritten by a local designer that creates wall menus for restaurants. For this I'm working with Jen O'Donnell, a well known local artist, gardener and restaurant designer. Jen is



currently developing all upcoming Boston Burger Company restaurants. She has also developed the Green Mama image that will be painted in a mural inside the restaurant, please see attached pics for details.

- The other important principle to follow is that we need to develop a space where guests can ask and have an order ready on the floor without having to send the order to the kitchen. For this, we need to add/build: a. cold /salad table, b. a hot table for rice, beans, quinoa, c. a blender station for smoothies, d. two cabinets were ingredients are placed and small fridge freezer where ice cream is stored, maybe under the cold table. All of the below-proposed additions could be added as 'external' fixtures, meaning they stand on their own, without having to be built into the property, this way avoiding the need to approach the city for permits.

BUSINESS MODEL

We expect our hours of operation to be 11am - 10pm, seven days a week.

Further, we expect:

Average Ticket Sales per hour: 17

Average Ticket Price: $10-$12

THE MARKET

There is only one other vegetarian 'Quick Service Restaurant' (QSR) option in the area (Davis, Porter, Teele Squares and the Tufts U. area) that focuses their offer in vegetarian bowls, Grainmaker, with a strong Asian component. Our unique location in Teele Square is the closest vegetarian QSR option for the Tufts University Campus, with the closest competitor being an average 15 minute additional walk.

§227.201(E) – NUMBER OF EMPLOYEES

The Company currently has 1 employees.

§227.201(F) – RISKS OF INVESTING

Required Statements



A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Please refer to Appendix A for risks of investing in this investment

Risks in Educational Materials

Our Educational Materials list risks that are common to many of the companies on the MainVest platform.

§227.201(G) – TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$75,000
Offering Deadline	July 23, 2019

Required Statement

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

§227.201(H) – COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

§227.201(I) – HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING



The Company is Reasonably Sure it Will Use the Money as Follows

Use of Money	How Much (if Minimum)	How Much (if Maximum)
Compensation to MainVest	$4,500	$6,420
Space Buildout	$25,000	$50,000
Kitchen and Buffet Equipment	$25,000	$30,000
Operating Capital	$20,500	$20,580
TOTAL	$75,000	$107,000

§227.201(J) – THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, press the **Invest** button
- Follow the instructions

To Cancel Your Investment

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to your dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

NOTE: For more information about the investment and cancellation process, see Educational Materials.

Required Statements
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

§227.201(K) – MATERIAL CHANGES

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

EXPLANATION: A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not



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affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

§227.201(L) – PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

§227.201(M) – TERMS OF THE SECURITIES

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." Many of the terms of the Notes are set forth in a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Note Indenture. Copies of the form of Note the Company will issue, and the Note Indenture, are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page:

CAP
1.75×

PERCENTAGE OF REVENUE*
3.0% - 4.3%**

SENIORITY
Subordinated

MATURITY DATE
Dec. 31, 2025

SECURITIZATION
Unsecured

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale, with a minimum rate of 3.0% and a maximum rate of 4.3% (rounded to the nearest 1/10th percent). The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.



For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	3.00%
$83,000	3.30%
$91,000	3.60%
$101,700	4.10%
$107,000	4.30%

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

The Notes will be illiquid (meaning you might not be able to sell them) for four reasons:
• The Note Indenture prohibits the sale or other transfer of Notes without the Company's consent.
• If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
• Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
• By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.
As a result, you should plan to hold your Note until maturity.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Note Indenture may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

The Company has outstanding the following securities:



Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	n/a
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	n/a
How These Securities Differ from the Promissory Notes Offered to Investors	The Limited Liability Company Interests are equity interests in the Company, whereas the Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.,* other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Jose Barriga	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you or, if the Company doesn't make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

§227.201(N) – THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.



§227.201(O) – COMPENSATION OF THE FUNDING PORTAL

The Company will compensate MainVest, Inc. as follows:

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed.

MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest, Inc. to acquire an interest.

§227.201(P) – INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

§227.201(Q) – OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

§227.201(R) – TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

§227.201(S) – THE COMPANY'S FINANCIAL CONDITION

The Company was incorporated in March 2019. As such, there are limited financial statements and information for the investor to review. Without the funds the Company plans to raise through regulation crowdfunding on MainVest, the Company would need to find other funds for the completion of its buildout, equipment, and ultimately to launch the Company. At this time, the Company is expecting to secure approximately a $20,000 investment in an equity or debt private placement to provide additional capital to launch the Company. The Company has no outstanding debt at the time of this offering.

§227.201(T) – THE COMPANY'S FINANCIAL STATEMENTS

Historical Financial Statements
   Please see Appendix B for historical financial statements



In order to illustrate the future earning potential of the Company, the Company provided a summary of its 3-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section §227.201(F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

Revenue	2019			2020			2021	
In Store	610,000			686,250			693,000	
Delivery	82,250			92,531			101,784	
Takeout	73,000			82,125			90,338	
Total Revenue	$ 765,250	100%	$	860,906	100%	$	885,122	100%
Cost of Goods Sold								
In Store	213,500			240,188			242,550	
Delivery	41,125			46,266			50,892	
Takeout	21,900			24,638			27,101	
Total Cost of Goods Sold	276,525	36%		311,091	36%		320,543	36%
Gross Margin	488,725	64%		549,816	64%		564,578	64%
Payroll	172,350			193,893			213,283	
Operating Expenses								
Advertising	22,000			22,660			23,340	
Commissions and Fees	22,230			23,342			24,509	
Insurance (other than health)	4,400			4,532			4,668	
Legal and Professional Services	2,200			2,266			2,334	
Licenses	44,000			-			-	
Office Expense	2,200			2,266			2,334	
Rent or Lease -- Other Business Property	34,100			35,123			36,177	
Repairs and Maintenance	5,500			5,775			6,064	
Supplies	5,500			5,665			5,835	
Utilities	4,400			4,532			4,668	
Miscellaneous	11,000			11,330			11,670	
Total Operating Expenses	$ 157,530	21%	$	117,491	14%	$	121,598	14%
Operating Income	$ 158,845	21%	$	238,432	28%	$	229,698	26%

§227.201(U) – DISQUALIFICATION EVENTS

EXPLANATION: A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Education Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(V) – UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar



§227.201(W) – ANNUAL REPORTS FOR THE COMPANY

We will file a report with the Securities and Exchange Commission annually and post the report on our website at www.cambridgefoodlabs.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(X) – OUR COMPLIANCE WITH REPORTING OBLIGATIONS

EXPLANATION: This item requires a company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(Y) – OTHER IMPORTANT INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

N/A

(Z) - ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

